August 27, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Dillon Hagius/Tim Buchmiller—Legal
Nudrat Salik/Brian Cascio—Accounting

Re:	Olaplex Holdings, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted on August 9, 2021
CIK No. 0001868726

Ladies and Gentleman:

On behalf of Olaplex Holdings, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we submit via EDGAR for review by the Securities and Exchange Commission (the “SEC”) the accompanying Amendment No. 2 (“Amendment No. 2”) to the Company’s above-referenced draft Registration Statement on Form S-1 (the “Registration Statement”).

Amendment No. 2 reflects the Company’s responses to the comments received from the staff of the SEC (the “Staff”) contained in the Staff’s letter dated August 14, 2021 (the “Comment Letter”) and certain other updated information. For your convenience, the Company is supplementally providing to the Staff a typeset copy of Amendment No. 2 marked to indicate the changes from Amendment No. 1 to the Registration Statement submitted on August 9, 2021.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 2. All capitalized terms used herein that are not defined herein shall have the meanings assigned to such terms in Amendment No. 2.

Securities and Exchange Commission

Division of Corporation Finance

August 27, 2021

Cover Page

1.

We note your response to comment 7. When the pro forma adjustment amounts have been determined, please consider what additional disclosures can be provided to give better insight as to how you actually computed the pro forma amounts and the corresponding significant assumptions and estimates used to compute the amounts.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on pages 20, 23 and 24, 70, 71 and 79 of Amendment No. 2 to provide additional disclosure regarding the significant assumptions and estimates used to estimate the liabilities relating to the cash-settled units and tax receivable agreement included in the pro forma amounts.

Market and Industry Data, page i

2.

We note your response to comment 16. We note that the 2019 predecessor period includes the consolidated financial position and results of operations of the Olaplex LLC entity and the intellectual property operations of LIQWD, Inc. The intellectual property operations of LIQWD, Inc. during the 2019 year were separately identified from the other operations of the LIQWD, Inc. entity with $30,932 of patent-related assets, $284 of liabilities, $86,767 of revenues, and $24,578 of expenses associated with such intellectual property business included in the predecessor period. It is not clear how the amounts provided in these additional disclosures correspond to the amounts reported in the predecessor period. For example, the additional disclosures appear to refer to $30.9 million of patent-related assets as all amounts provided appear to be in thousands; however, there are only $28 million of combined total assets as of December 31, 2019 of which only $.3 million appear to be related to intangible assets. Please further clarify.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on page F-11 and F-12 of Amendment No. 2 to clarify the operations of LIQWD, Inc. that are included in the predecessor period.

In addition to the responses above, the Company supplementally advises the Staff that the Company has determined that the offering will be made solely by certain selling stockholders of the Company and as a result the Company will not receive any proceeds from the sale of the shares to be offered. As such, the Company has not provided unaudited pro forma net income per share for the fiscal year ended December 31, 2020 as no new shares are assumed to be issued in the offering and no proceeds will be received by the Company.

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Securities and Exchange Commission

Division of Corporation Finance

August 27, 2021

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7802.

Very truly yours,

/s/ Craig E. Marcus

Craig E. Marcus

cc:	JuE Wong (Olaplex Holdings, Inc.)